SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement of the Company relating to the change in composition of the Board and Audit Committee with effect from July 28, 2005.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: July 28, 2005

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

CHANGE IN COMPOSITION OF

THE BOARD AND AUDIT COMMITTEE

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) wishes to announce the restructuring of the Board in order to enhance the Company’s corporate governance standards and practices. As part of this restructuring, Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion and Ms. To Wai Bing have tendered their resignations as executive directors of the Company with effect from 28 July 2005, but will retain their current senior management roles.

The Board further announces that Mr. Cheng Mo Chi, Moses shall cease to act as a member of the Company’s audit committee with effect from 28 July 2005; however, he will remain as a non-executive director of the Board.

The Company has American Depositary Receipts listed on the NASDAQ National Market and is required to comply with, among other things, the requirements set forth in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NASDAQ Marketplace Rules (collectively, the “U.S. Requirements”).

Under the U.S. Requirements, companies whose securities are quoted on the NASDAQ National Market must assure that a majority of their board of directors consists of independent directors (within the meaning of the NASDAQ Marketplace Rules) by 31 July 2005. However, the Company has been advised by its U.S. counsel that the Company is exempt from this requirement because the Company meets the requirements of the “controlled company” exemption set forth in NASDAQ Marketplace Rule 4350(c), since over fifty (50) percent of the voting power of the Company’s shares are under the control of a group.

Nevertheless, the Board considers that the Company should use its best endeavours to adhere to the U.S. Requirements, as far as practicable. As a matter of policy, the Board believes that a board comprised of a majority of non-executive directors will enhance the Company’s corporate governance oversight and has decided to proceed with the restructuring of the Board. The Board also believes that this restructuring is consistent with international best practices for enhanced corporate governance.

In view of the foregoing and consistent with the development of the Company’s corporate governance policies and practices, Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion and Ms. To Wai Bing have tendered their resignations as executive directors of the Company with effect from 28 July 2005, but will retain their current senior management roles within the Company. As a result of this restructuring, four of the Board’s seven directors will meet the independence standards set forth in the NASDAQ Marketplace Rules.

The Board shall continue to monitor the corporate governance status of the Company and take any and all appropriate steps to further improve and enhance the Company’s corporate governance practices and standards.

The resigning directors have confirmed that there is no disagreement with the Board and each of them will remain as a member of the Company’s senior management. The Board does not anticipate that there will be any disruption to the Company’s business and operations arising from the changes outlined above.

The Board also announces that in compliance with the U.S. Requirements, all members of the Company’s audit committee will meet the audit committee independence criteria set forth in Rule 10A-3(b)(1) of the Exchange Act and Section 4350(d) of the NASDAQ Marketplace Rules by 31 July 2005. To comply with such independence requirements, Mr. Cheng Mo Chi, Moses shall cease to act as a member of the Company’s audit committee with effect from 28 July 2005. Mr. Cheng will continue as a non-executive director of the Board.

Save as disclosed above, the Board is not currently aware of any other matters that need to be brought to the attention of holders of securities of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 27 July 2005